                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              AMERICAN DAIRY, INC.
                              --------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                  450663 10 9
                                  -----------
                                 (CUSIP Number)

                                MR. LENG YOU-BIN
                              AMERICAN DAIRY, INC.
                      KEDONG COUNTY, HEILONGJIANG PROVINCE
                        PEOPLE'S REPUBLIC OF CHINA 164800
                              TELEPHONE: 045-431268
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   MAY 7, 2003
                                   -----------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item I; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

                                    CUSIP NO.


--------------------------------------------------------------------------------
(1) Names of Reporting Persons.
                     I.R.S. Identification Nos. of Above Persons (entities only)

         LENG YOU-BIN
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member                     (a)  [ ]
            of a Group                                        (b)  [ ]

         NOT APPLICABLE
--------------------------------------------------------------------------------
(3) SEC Use Only

--------------------------------------------------------------------------------
(4) Source of Funds

    OO (STOCK EXCHANGE)
--------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                       |_|

--------------------------------------------------------------------------------
(6) Citizenship or Place of Organization

         PEOPLE'S REPUBLIC OF CHINA
--------------------------------------------------------------------------------

Number of Shares          (7)  Sole Voting Power:
Beneficially Owned             8,129,032
by Each Reporting         ------------------------------------------------------
Person With               (8)  Shared Voting Power
                               N/A
                          ------------------------------------------------------
                          (9)  Sole Dispositive Power
                               8,129,032 SHARES OF COMMON STOCK
                          ------------------------------------------------------
                          (10) Shared Dispositive Power
                               N/A
                          ------------------------------------------------------
--------------------------------------------------------------------------------
 11) Aggregate Amount Beneficially Owned by Each Reporting Person

     8,129,032 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     N/A
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         79.1% OF COMMON STOCK
--------------------------------------------------------------------------------
(14)     Type of Reporting Person

         INDIVIDUAL
--------------------------------------------------------------------------------


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ITEM 1.           SECURITY AND ISSUER

         This statement relates to the Common Stock, $.001 par value (the "Common Stock") and other securities of American Dairy, Inc.,(the "Issuer"), a Utah corporation which has its principal executive offices at 1st Qingxiang Street, Kedong County, Heilongjiang Province 164800, People's Republic of China.

ITEM 2.           IDENTITY AND BACKGROUND

         This statement relates to the securities of the Issuer that were acquired by Leng You-Bin ("Mr. You- Bin") whose principal business is milk dairy, dairy processing and marketing in the People's Republic of China. The business address of Mr. You-Bin is: 1st Qingxiang Street, Kedong County, Heilongjiang Province 164800, People's Republic of China.

         Mr. You-Bin has not during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

         Mr. You-Bin is a citizen of the People's Republic of China.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. You-Bin acquired 8,129,032 shares of the Common Stock, $.001 par value of the Issuer on May 7, 2003. Mr. You-Bin acquired these shares of the Issuer in exchange for all of his Common Stock of American Dairy Holdings, Inc., a Delaware corporation.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, Mr. You-Bin is the beneficial owner of 8,129,032 shares of the Common Stock of the Issuer.

         (b) Mr. You-Bin has the sole power to vote and to dispose of the securities of the Issuer described herein.

         (c) No other purchases or sales of the Common Stock of the Issuer have been made by Mr. You-Bin during the 60 days preceding this purchase.

         (d) To the best knowledge of Mr. You-Bin, no other person or entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by him.

         (e) Not Applicable.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 11, 2003

                                                   By: s/ Leng You-Bin
                                                       --------------------
                                                       Leng You-Bin





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